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                               May 26, 2022

       Zhifan Zhou
       Chairman and Chief Executive Officer
       Hainan Manaslu Acquisition Corp.
       B3406, 34F, West Tower, Block B
       Guorui Building, 11 Guoxing Avenue
       Haikou, Hainan Province, People   s Republic of China 570203

                                                        Re: Hainan Manaslu
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 6, 2022
                                                            File No. 333-261340

       Dear Mr. Zhou:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Description of Securities
       Enforcement of Civil Liabilities, page 159

   1. We note your response to comment 6. Please identify each officer and/or director located in China or Hong Kong
and disclose that it will be more difficult to enforce liabilities and enforce judgments on
those individuals. In addition to discussing the limitations on investors' ability to
effect service of process and enforce civil liabilities in China as well as the lack of
reciprocity and treaties, please also address the associated costs and time constraints both here
and in the related risk factor on page 75.
 Zhifan Zhou
Hainan Manaslu Acquisition Corp.
May 26, 2022
Page 2

      You may contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-
3457 with any questions.



                                                      Sincerely,
FirstName LastNameZhifan Zhou
                                                      Division of Corporation
Finance
Comapany NameHainan Manaslu Acquisition Corp.
                                                      Office of Real Estate &
Construction
May 26, 2022 Page 2
cc:       Richard Anslow
FirstName LastName